[LETTERHEAD OF KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP]

December 20, 2006

Via Edgar and Federal Express

Perry Hindin Special Counsel Division of Corporation Finance Securities and Exchange Commission 100 F. Street, N.E. Washington, DC 20549-6010

Re:	China Shenghuo Pharmaceutical Holdings, Inc. Registration Statement on Form SB-2 Filed September 29, 2006 File No. 333-137689

Ladies and Gentlemen:

On behalf of China Shenghuo Pharmaceutical Holdings, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 1 (“Amendment No. 1”) to registration statement on Form SB-2 originally filed on September 29, 2006 (“Registration Statement”). We are also forwarding to you via Federal Express three courtesy copies of this letter and Amendment No. 1, in a clean and marked version to show changes from the Registration Statement. We have been advised that changes in Amendment No. 1 compared against the Registration Statement, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of the Registration Statement, the Commission issued a comment letter dated October 25, 2006. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

1.
Comment: Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document. Also, note that we may have additional comments after you file this information.

Response: We respectfully note your comment and the Company hereby supplementally confirms to you that any preliminary prospectus that is circulated will include all non-Rule 430A information.

2.	Comment: Please update your disclosure to address the status of your proposed application for listing on the American Stock Exchange.

Perry Hindin
December 20, 2006

Response: We respectfully note your comment and have updated our disclosure to indicate that the Company is in the process of completing the application documents for listing on the American Stock Exchange. Once the application documents are complete and executed, the Company will submit the documents to the American Stock Exchange, which the Company expects to be prior to yearend.

Principal Terms of the Share Exchange, page 3

3.
Comment: You indicate that Marvel International Limited and FirstAlliance Financial Group, Inc. received shares of your common stock pursuant to the Share Exchange Agreement “as designees of LIMI.” Please supplement your disclosure to clarify each of these entity’s relationships with LIMI. For example, are these entities affiliates of LIMI?

Response: We respectfully note your comment and have revised the disclosure to describe the relationship between LIMI and Marvel International and FirstAlliance, both of which are not affiliates of LIMI.

Risk Factors, page 6

The failure to manage growth effectively..., page 7

4.
Comment: Please disclose the reasons for the significant decrease in the number of employees in light of the “continued future growth” you refer to in this risk factor. We note the disclosure on page 43 indicating that as of June 30, 2006 you had less than 60% of the 800 employees you disclose having as of a date 6 months earlier.

Response: We respectfully note your comment and have revised our disclosures on page 7 and page 43 to clarify that, as of September 30, 2006, the Company had 438 full-time, salaried employees, in addition to the Company’s employment of over 400 sales representatives who are paid on a commission basis.

If our pharmaceutical products fail to receive regulatory approval... page 8

5.	Comment: Please expand this risk factor to identify the product(s) for which you have a pending “application” with the SFDA.

Response: We respectfully note your comment and have revised the disclosure to identify Wei Dingkang Soft Capsules and Dencichine Hemostat as the two products for which the Company has pending applications with the SFDA, in addition to a description of the status of the pending applications.

Perry Hindin
December 20, 2006

If All or a Significant Portion of Our Customers with Trade Receivables... page 8

6.
Comment: Reconcile your disclosure regarding your debtors’ turnover period of approximately 60 days with your disclosure in the last paragraph on page 30 which indicates that your collection period typically runs from three months to one year.

Response: We respectfully note your comment and have expanded our disclosure to explain differences with respect to collection periods, which may vary depending on the client.

Our certificates, permits and licenses related to our pharmaceutical operations..., page 9

7.
Comment: Please expand your disclosure to address whether you may apply for a renewed Medicine Production Permit once your current permit expires on December 31, 2010. If not, please address whether absent a Medicine Production Permit you will be able to continue operations beyond December 31, 2010.

Response: We respectfully note your comment and have expanded our disclosure to indicate that the Company is permitted and intends to apply for a renewed Medicine Production Permit.

8.
Comment: Supplement your disclosure to state the expiration dates of any pharmaceutical production permits, GMP certificates and health food certifications that you hold and identify the products to which they relate.

Response: We respectfully note your comment and have revised the disclosure to identify the expiration dates of the pharmaceutical production permits, GMP certificates and health food certifications that the Company holds and the products to which they relate.

The Interests of the Existing Minority Shareholder in Shenghuo China..., page 15

9.
Comment: Please reconcile your disclosure here that SDIC is holder of the 6.25% equity interest in Shenghuo China with the disclosure in the first paragraph on pages 25 and 48 which suggests that such interest is held by Guotou Venture Capital Co., LTD. Please also file as an exhibit the joint venture contract referenced in this section.

Response: We respectfully note your comment and have corrected the name of Guotou Venture Capital Co., LTD, changing it to SDIC Venture Capital Investment, Co., Ltd. Guotou and SDIC are the same entity. In addition, we have attached a copy of the joint venture contract as an exhibit to the Registration Statement.

Capitalization, page 21

10.	Comment: Please revise the presentation to also consider the private placement that closed on August 31, 2006.

Perry Hindin
December 20, 2006

Response: We respectfully note your comment and have revised the disclosure to reflect the private placement, in addition to updating the information as of September 30, 2006.

Management’s Discussion and Analysis, page 24

11.
Comment: Please supplement your overview to include a discussion of the most important matters on which the company’s executives focus in evaluating financial condition and operating performance as well as provide the context for the discussion and analysis of the financial statements. This discussion should inform readers how the company earns revenues and income and generates cash and provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term. See Section III.A of SEC Release 33-8350.

Response: We respectfully note your comment and have revised our overview to include a discussion of the most important matters on which the Company’s executives focus in evaluating financial condition and operating performance, and have provided context for the discussion and analysis of the financial statements.

Critical Accounting Policies and Estimates, page 25

12.
Comment: Under “Intangible Assets,” please tell us how your policy of amortizing intangible assets without legal protection over a flat 10 year period is consistent with the guidance from paragraph 11 to SFAS 142.

Response:  We respectfully note your comment and have revised our disclosure of the accounting policy of the Company to more clearly reflect its policy. We also supplementally inform you of the following information regarding the Company’s intangible assets.

The value of the land use rights, net of accumulated amortization, as of September 30, 2006 was $618,065. The value of the other intangible assets, net of accumulated amortization, at September 30, 2006 was $13,416. As shown, the majority of the intangible assets that are held by the Company consist of land use rights for idle land that will be used in the future to increase production capacity. These land use rights are protected by the PRC government and are being amortized over their protected life.

The other intangible assets are being amortized over 10 years. The Company has chosen 10 years as the useful life for these intangible assets as it most closely reflects the period over which revenues will be earned from these assets. The Company has chosen this useful life based on prior history with similar assets and on an analysis of all pertinent factors including the effects of the following factors listed by paragraph 11 of SFAS 142: obsolescence, demand, competition and the stability of the industry.

Perry Hindin
December 20, 2006

Results of Operations, page 28

Six Months Ended June 30, 2006 and 2005

13.
Comment: Under costs of products sold we see your statement that margins may decrease on a going forward basis. Please expand to address any known or reasonably likely factors that may lead to decreases in gross margin.

Response: We respectfully note your comment and have revised the disclosure to address the reasonably likely factors that may lead to decreases in gross margin.

14.
Comment: Please expand to clarify why selling expenses were approximately 20% of sales in 2006 versus 51% of sales in 2005. Specifically identify, describe and quantify the factors responsible for the variability of selling expenses in relation to sales.

Response: We respectfully note your comment and have expanded our disclosure to explain the factors responsible for the variability of selling expenses in relation to sales.

15.
Comment: Please expand to also disclose the effective rate of income taxes for each period and explain reasons for variances in the effective rate from period to period. Please similarly expand the discussion for the annual periods.

Response: We respectfully note your comment and have disclosed the effective rate of income taxes for each period and given reasons for any variances in the effective rate from period to period. Similarly, we have expanded our discussion for the annual periods.

Years Ended December 31, 2005 and 2004

16.
Comment: Please expand to clarify why selling expenses were approximately 29% of sales in 2005 versus 41% of sales in 2004. Specifically identify, describe and quantify the factors responsible for the variability of selling expenses in relation to sales. In that regard, please also explain why selling expenses as percentage of sales significantly decreased during the second half of 2005.

Response: We respectfully note your comment and have expanded our disclosure to explain the factors responsible for the variability of selling expenses in relation to sales.

17.
Comment: Under general and administrative please expand to quantify bad debt expense in 2004 and 2005. Also expand to explain the factors leading to the significant bad debt expense recorded in 2004 and clarify why you recorded less bad debt expense in 2005 on significantly higher sales.

Perry Hindin
December 20, 2006

Response: We respectfully note your comment and have expanded our disclosure to quantify bad debt expense in 2004 and 2005, and to explain the factors leading to the difference in bad debt expense for 2004 and 2005.

Liquidity and Capital Resources, page 30

18.	Comment: Expand your disclosure to explain the reasons for your anticipated increase in sales.

Response: We respectfully note your comment, but we were unable to find any reference to an anticipated increase in sales.

19.	Comment: Under the second paragraph, please expand to also address the contractual due date for the current portion of long-term debt.

Response: We respectfully note your comment and have revised the disclosure accordingly.

20.
Comment: We see significant current indebtedness, including $7.4 million due in January 2007. Please expand to describe in greater detail how you intend to meet the cash flow requirements of the short-term debt and current portion of long-term debt, specifically addressing the $7.4 million.

Response: We respectfully note your comment and have disclosed that the Company intends to borrow funds from banks to cover the short-term debt as it is due and pay interest on the borrowed funds.

21.
Comment: We presume that none of your debt arrangements include financial or nonfinancial covenants. Please confirm. Otherwise, please expand to provide a description of debt covenants and your compliance therewith.

Response: We respectfully note your comment and supplementally inform you that the Company is not subject to any covenants under its debt obligations.

22.
Comment: We see that during the 2006 six month period sales increased by $5 million over the corresponding period from 2005. We also see that your receivables grew by nearly the same amount. Accordingly, it appears that very little of your sales in 2006 were realized in cash. Please expand to more specifically identify and describe the terms of sales in 2006, including any changes in those terms from those applied in prior periods. Also provide a full explanation of the factors responsible for the unusually high ratio of increased receivables to increased sales.

Response:  We respectfully note your comment and have revised our disclosure accordingly. The Company’s accounts receivable at December 31, 2005 was $2.3 million, and revenue for the nine months ended September 30, 2006 was $13.8 million. The Company collected $5.3 million for the nine months ended September 30, 2006, thereby lowering the ending balance in accounts receivable to $10.8 million at September 30, 2006.

Perry Hindin
December 20, 2006

The aging of accounts receivable at September 30, 2006 were 74% within the 180 day period and the collection period for pharmaceuticals industry in China is between 90 to 180 days old. The Company is actively collecting on all receivables.

23.
Comment: As a related matter, in a written response please fully describe your pricing, payment and return policies. Clarify how you determine that prices are fixed and determinable. Also confirm that there are no instances where payment for products sold is contingent on re-sale to or otherwise use by end-user patients, hospitals or other parties. Show us that you have appropriately considered these matters in concluding that the timing of revenue is appropriate under SAB Topic 13.

Response: We respectfully note your comment and supplementally inform you that prices for the Company’s products are fixed and determinable. Each time products are purchased a specific price is agreed upon, a contract is signed and the Company and the customer are legally bound and neither can change the price. Prices for products are normally derived from the Company’s standard price lists, however, larger, more established customers are given quantity discounts. There are no instances in which payment for products sold is contingent on re-sales to or otherwise used by end-user patients. The Company does not allow returns on its products sold. We have added this disclosure to Amendment No. 1, in the section entitled “Description of Business—Marketing and Sales.”

24.
Comment: We see that payment terms extend up to one year. Please tell us about the extent of sales with extended payment terms, fully describe the terms of payment for those transactions and explain why you grant payment terms of up to one year. Also tell us why collection of sales with extended terms is reasonably assured and why your revenue policies for those transactions are appropriate under SAB Topic 13.

Response: We respectfully note your comment and have revised our disclosure. We supplementally inform you that most customers pay according to the contracts that are negotiated at the time of sale. The Company actively collects on these contracts. If the customer refuses to pay, the Company will use all possible means in order to collect including legal action. While sales with payment terms up to one year are significant, collection on these sales is reasonably assured.

Legal Proceedings, page 31

25.
Comment: You indicate that there is no accrual for the litigation because the outcome of the action is not certain. Please tell us how that policy is consistent with the requirements paragraph 8 to SFAS 5.

Perry Hindin
December 20, 2006

Response: We respectfully note your comment and have revised our disclosure here and in note 12 to the financial statements to more clearly describe the accounting for this contingent liability. Supplementally we inform you that according to legal advice provided to the Company by Chinese counsel, it is not probable that, at the balance sheet date or at the present time, a liability has been incurred as a result of this litigation. Further, no settlement can yet be reasonably estimated as the results of the litigation are not yet certain. Therefore, consistent with paragraph 8 to SFAS 5, no accrual has been made in the financial statements.

26.	Comment: As a related matter, if the frozen cash is included in cash and cash equivalents on your balance sheet, please tell us why that classification is appropriate in GAAP.

Response: We respectfully note your comment and have revised the financial statements to reclassify the cash that was frozen as a result of the legal proceedings to restricted cash. In addition, a clarifying disclosure has been made in Note 12 to the financial statements.

Description of Business, page 34

27.	Comment: Revise your disclosure to state when you anticipate receiving government approval for the production and marketing of your Dencichine Hemostat product.

Response: We respectfully note your comment and have revised our disclosure to state that the Company anticipates receiving government approval for the production and marketing of its Dencichine Hemostat product in 2011.

28.
Comment: For each of the supplements listed, please disclose whether you have received government approval to market them. Where you have not obtained approval, expand your disclosure to clarify your anticipated timeline for obtaining such approval.

Response: We respectfully note your comment and have disclosed the status of each supplement regarding government approval to market.

29.
Comment: Disclose the basis for your anticipated timelines for obtaining government approvals to market your non-prescription supplements. Clarify the meaning of “production approval” and its relevance to your ability to market and sell your products.

Response: We respectfully note your comment and have disclosed the basis for the Company’s anticipated timelines for obtaining government approvals, and clarified the meaning of production approval and its relevance to the Company’s ability to market and sell its products.

Cosmetic Products, page 38

30.
Comment: We note your disclosure that you have specifically formulated your products to meet the cosmetic and skincare needs of women “everywhere.” Please provide support for this statement. If this statement is limited to a geographic area, please specify. Also, revise to clarify, if true, that you only have government approval to sell your product in China.

Perry Hindin
December 20, 2006

Response: We respectfully note your comment and have revised our disclosure accordingly.

Research and Development, page 39

31.
Comment: Expand your disclosure to address the material terms of your collaboration with the Shijia Research Center of Beijing University. If you have a written agreement, tell us why it has not been filed as an exhibit.

Response: We respectfully note your comment and have revised our disclosure accordingly. In addition, we have attached a copy of the agreement with the Shijia Research Center of Beijing University as an exhibit to the Registration Statement.

Production, page 40

32.	Comment: Please revise your disclosure to explain the significance of “Class 10,000” and “Class 100,000” certified areas.

Response: We respectfully note your comment and have revised our disclosure to explain the significance of certified clean areas.

33.
Comment: Revise to disclose the basis for your statement that all of your production lines meet international food and drug safety guidelines. Disclose whether any independent agency has evaluated whether your production lines meet such guidelines.

Response: We respectfully note your comment and have omitted the referenced statement.

Insurance Catalog, page 42

34.	Comment: Expand your disclosure to explain briefly your role, if any, in your medicines being selected by the government authorities for inclusion in the Insurance Catalog.

Response: We respectfully note your comment and have revised our disclosure to explain that, other than completing a normal application process, the Company has no role in the selection of products for inclusion in the Insurance Catalog.

35.	Comment: Disclose whether you are seeking listing in the insurance catalog for any of your other products and disclose the status of any application for listing.

Response: We respectfully note your comment and have disclosed the products that the Company is seeking to have listed in the Insurance Catalog and those that have already been listed.

Perry Hindin
December 20, 2006

Price Controls, page 42

36.	Comment: Disclose a summary of the price controls to which your primary product is subject.

Response: We respectfully note your comment and have disclosed a summary of the price controls to which the Company’s primary product is subject.

The Board of Directors and Committees, page 45

37.
Comment: Please revise to disclose that you will be required to have an audit committee prior to your initial listing on the American Stock Exchange. Confirm that you will be in compliance with the requirements of Rule 10A-3 of the Securities Exchange Act of 1934.

Response: We respectfully note your comment and have made revisions to disclose that, prior to the Company’s initial listing on the American Stock Exchange, the Company will have formed an independent audit committee, in compliance with the requirements for listing on the American Stock Exchange and in compliance with Rule 10A-3 of the Securities Exchange Act of 1934.

Certain Relationships and Related Transactions, page 47

38.	Comment: Please provide the disclosure required by Item 404(d) of Regulation S-B.

Response: We respectfully note your comment and have updated the disclosure accordingly.

Loans to and from Insiders, page 48

39.
Comment: We note your disclosure that you made loans to certain of your officers. Please tell us in your response letter how such loans were in compliance with the prohibitions of Section 13(k) of the Exchange Act.

Response: We respectfully note your comment and supplementally inform you that all loans made by the Company’s subsidiaries to its officers were repaid in full prior to the closing of the Share Exchange, at which time the subsidiaries became our subsidiaries. The subsidiaries were not public companies prior to the Share Exchange.

Shares Eligible for Future Sale, page 54

40.	Comment: To the extent you are a party to the agreement, please file the lock-up agreement described on page 55 as an exhibit.

Response: We respectfully note your comment and have filed the lock-up agreement as an exhibit.

Perry Hindin
December 20, 2006

Underwriting, page 56

41.	Comment: Please revise your disclosure relating to syndicate short sales to address all of the information in section VIII.A.3 of the Division’s November 14, 2000 Current Issues Outline.

Response: We respectfully note your comment and have revised our disclosure accordingly.

Financial Statements, page F-1

42.	Comment: Please update the financial statements when required by Rule 310(g) of Regulation S-B.

Response: We note your comment and respectfully inform you that the financial statements have been updated in order to comply with this requirement.

Report of Independent Registered Public Accounting Firm, page F-2

43.	Comment: We note that your independent auditors are based in Utah while your operations and officers are in China. Please respond to the following:

•	Tell us where your accounting records are located, including the language in which your accounting records are maintained and on what basis of GAAP.

•
With the assistance of your auditors, tell us where the audit fieldwork was performed (including who specifically performed that fieldwork). Describe the extent to which audit planning and fieldwork in China was performed by employees of your US based auditors. Identify any other audit firms participating in that planning and fieldwork, if any, and describe the extent of their participation in the audit.

•
If your auditors relied on the work of another accounting firm to perform work in China, please have your auditors tell us how they satisfied the relevant requirements of the PCAOB in determining that such reliance was appropriate, including how they determined that it was not necessary to make reference to the other firm in their audit report. Please be detailed and specific.

•
If the accounting records and supporting documents or audit working papers are in other than English, please have your auditors tell us how they were able to read those documents. Have your auditors describe their expertise in reading and speaking Chinese. Specifically address audit firm employees performing planning and fieldwork in China.

•
Please describe your company’s internal expertise in US GAAP; and, identify who at your company takes responsibility for determining how to appropriately apply US GAAP in preparing your financial statements.

Perry Hindin
December 20, 2006

•	If your underlying accounting records were not maintained according to US GAAP, tell us who converted those records to US GAAP. Describe that party’s expertise in US GAAP.

We may have additional questions after reviewing your response.

Response: We respectfully note your comments and have provided responses in bullet format below.

•
The accounting records are located in China and all work papers prepared by the Company are prepared in Chinese. The Company’s accounting records are maintained in Chinese GAAP as promulgated by the Chinese Institute of Certified Public Accountants (“CICPA”).

•
The Company engaged Hansen, Barnett & Maxwell (“Hansen”), an accounting firm located in Salt Lake City, Utah, and Baker Tilly China, an accounting firm located in China. Both firms are members of Baker Tilly International. Hansen has extensive experience with public companies in the United States. Hansen conducted the audit in China using additional personnel from Baker Tilly China. Hansen, Barnett & Maxwell directed Baker Tilly China in all areas of the audit, including planning and fieldwork. Representatives from both Hansen, Barnett & Maxwell and Baker Tilly China visited the Company and performed audit procedures while at the Company’s offices.

•
Hansen represents that the audit has been conducted in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB). As stated earlier in this response letter, Hansen has utilized personnel from its affiliated firm, Baker Tilly China, to complete this engagement. Hansen has monitored and supervised all work performed on the audit. Both affiliated firms are registered with the PCAOB. Hansen:

(i)	verified the qualification and independence of Baker Tilly China and its personnel who participated in the engagement;
(i)	was engaged by the Registrant;
(ii)	determined all procedures to be performed;
(iii)	used their audit programs and checklists in performing the audit;
(iv)	did planning and on-site review of work papers prepared by Baker Tilly China personnel at the Registrant’s offices;
(v)	directly performed many audit procedures; and
(vi)	made all necessary inquiries required by PCAOB standards.

Therefore, Hansen completed the audit in compliance with PCAOB standards. Hansen has all audit documentation in its possession.

Perry Hindin
December 20, 2006

•
All work papers originate in Chinese, in order for Hansen to review the work papers along with contracts and important documents, the Baker Tilly China auditors translated the documents into English. If documents come to the United States that have not been translated, Hansen acquires an outside party to translate the specific documents.

•
The Company’s accounting staff has knowledge in US GAAP. However, the Company has acquired the assistance of a third party within the United States that has vast experience in helping companies comply to US GAAP. The third party prepares the financials statements in accordance with US GAAP, then Hansen audits the financial statements to assure all areas have been accounted for according to US GAAP.

•
As mentioned, the Company has acquired the assistance of a third party within the United States that has vast experience in helping companies comply to US GAAP. The third party prepares the financials statements in accordance with US GAAP, then Hansen audits the financial statements to assure all areas have been accounted for according to US GAAP.

Consolidated Balance Sheets, page F-3

44.	Comment: Please add a footnote to fully describe the terms and conditions of the short-term notes payable to banks. In that regard, please also address collateral and any guarantees.

Response: We respectfully note your comment and have revised our disclosure accordingly. Note 7 to the financial statements has been revised to include the requested information.

45.
Comment: You disclose that other receivables are comprised of advances to employees and prepaid expenses. In light of your description of the nature of this line item, please tell us and disclose why such a significant portion of these receivables are reserved as doubtful of collection.

Response: We respectfully note your comment and have revised our disclosure accordingly. As disclosed, part of the balance of the other receivables is comprised of advances to employees. Over 98% of the allowance for doubtful accounts against other receivables (before the adjustment described below) was a result of these advances. The Company has many selling offices located in other cities. In order to facilitate and assist employees in these selling offices, the Company loans funds to these employees with an understanding that those funds will be collected in the future. The Company also advances funds to other employees to facilitate in completion of their day to day responsibilities.

In the past, however, the Company discovered that loaning money to the employees in these offices without any recourse resulted in many of these advances not being repaid. The Company now has a significant balance of these advances that have been allowed against but that have not been written off as there was still a remote possibility of collection. As evidenced by the allowance for doubtful accounts, the Company has accrued a large reserve for these balances that have not yet been collected. Since the time that the Company began loaning money to employees at these offices, the Company has gained better control over the selling offices and the employees at these offices and has had a much better collection rate on these advances.

Perry Hindin
December 20, 2006

The Company has determined that as of September 30, 2006, there was a balance of $568,733 of the gross receivables that had no possibility of collection. As a result of this determination, the Company has reduced the allowance against other receivables to $338,072. As the balance of $568,733 by which the allowance was reduced was also written off of the balance of accounts receivable, this change had no effect on the net balance of accounts receivable or net income. The remaining allowance is still sufficient as the receivables that were written off had already been completely allowed for.

The Company anticipates that in the future there will continue to be some allowance against these advances to employees as the Company intends to continue advancing funds to their employees. However, since the Company has gained better control over these offices and now has a better collection rate, allowances related to these advances should decrease.

Note 1, Organization, page F-7

46.
Comment: Please tell us how you are accounting for the 200,000 shares and 100,000 warrants issued for investor relations services. Clarify the period over which these services are to be performed and support that the accounting is appropriate in GAAP. Refer to SFAS 123(R), EITF 96-18 and EITF 00-18.

Response: We respectfully note your comment and have revised our disclosure in note 1 to the financial statements to explain that the warrants have been expensed. The warrants that were issued for investor relations services were expensed at fair value under SFAS 123(R).

47.
Also tell us how you accounted for expenses of the reverse acquisition. In a reverse acquisition accounted for as a recapitalization those costs may be capitalized only to the extent of cash balances received from the shell company. Please advise.

Response: We respectfully note your comment and supplementally inform you that all expenses related to the reverse acquisition have been expensed as incurred because there was no cash received from the shell company.

Note 1, Nature of Business, page F-7

48.	Comment: You indicate that you have sales outside of China. Please make disclosure under paragraph 38a to SFAS 131 or tell us why such disclosure is not necessary.

Response: We respectfully note your comment and have added footnote 13 in order to include the requested information.

Perry Hindin
December 20, 2006

49.
Comment: Please disclose your accounting policy for research and development performed for third parties, including how you determine the appropriate timing and amount of any revenues, cost-sharing or expense reimbursements.

Response: We respectfully note your comment and have added the Company’s accounting policy for research and development performed for third parties to Note 3.

50.
Comment: As a related matter, disclosure in Note 12 suggests that you may have recognized income for research and development services performed between 2000 and 2004 all in 2004. Please tell us why the timing of recognition of the $482,670 is appropriate in GAAP.

Response: We respectfully note your comment and have revised our disclosure accordingly. The Company followed its policy for recognizing revenue because the success of this specific research and development contract was not reasonably assured until the project was complete and the full amount of the service has not been provided. Therefore, the Company delayed recognition of revenue for this contract until the delivery of the project occurred in 2004. The Company’s accounting policy for research and development performed for third parties has been added as a disclosure in Note 3.

51.
Comment: You indicate that you have three lines of business—pharmaceuticals, nutritional supplements and cosmetics. Please make product line disclosure under paragraph 37 to SFAS 131 or tell us why such disclosure is not necessary.

Response: We respectfully note your comment and have revised our disclosure in order to comply with paragraph 37 of SFAS 131. We supplementally inform you that at the present time the Company has no records of sales by line of business as the Company’s subsidiaries sell products from multiple lines of business. Therefore, the Company does not feel that it is practical to maintain accounting records by product line. Therefore, information by product line has not been disclosed.

Note 4, Inventory, page F-11

52.
Comment: Please disclose the nature of the consignment inventory. Please also clarify how you control that inventory and how you determine that any revenue recognized upon sale of that inventory is recorded in the appropriate period.

Response: We respectfully note your comment and have revised our disclosure accordingly. Clarifying disclosure has been added to Note 3 under the accounting policy descriptions for inventory and revenue recognition.

Perry Hindin
December 20, 2006

Note 1, Long-term Debt, page F-12

53.	Comment: Expand to provide a table of expected principal payments on long-term debt for each year through maturity in 2007.

Response: We respectfully note your comment and have revised our disclosure accordingly. Note 7 to the financial statements has been revised to include the requested information.

Note 10, Income Taxes, page F-13

54.
Comment: We see that accrued income taxes total approximately $1.2 million as of June 30, 2006. Please tell us why there have apparently been no payments on accrued income taxes during the periods presented. Please also make clarifying disclosure.

Response: We respectfully note your comment and have revised our disclosure accordingly. According to Chinese taxes the Company declares income taxes for the current year before April 15th of next year. The Company can, in some cases, pay income taxes in advance at the request of the IRD. If the Company is short of money the Company can apply for a delay of payment. As was suggested, the Company has made only minimal payments on income taxes during the nine months ended September since PRC tax policy allows the Company to pay income tax after the end of the fiscal year.

55.	Comment: In that regard, please tell us why the increase in the amount of income taxes payable from December 31, 2005 to June 30, 2006 exceeds the provision for income taxes for the six month period.

Response: Income taxes payable have increased to $1,744,911 at September 30, 2006 from $644,977 at December 31, 2005 because the Company had a provision for income taxes of $697,357 during the nine months ended September 30, 2006 and the deferred income tax asset increased by $392,015 during the nine months ended September 30, 2006. In addition, the Company has not made any payments on income taxes during the nine months ended September 30, 2006. For these reasons the income taxes payable exceeds the provision for income taxes for the nine month period.

56.
Comment: We see that taxes and related payables presented in the balance sheet total more than $2.4 million as of June 30, 2006. Please tell us about and disclose the nature of and accounting for the other taxes included in the significant accrual.

Response: We respectfully note your comment and have revised our disclosure to show the nature of the taxes that are part of the taxes and related payables and to explain the nature of and accounting for these items.

Perry Hindin
December 20, 2006

Alternative Pages for Selling Stockholder Prospectus Cover Page

57.
Comment: Given that there is no market for your securities, please disclose the price at which your selling shareholders will sell their securities, See Schedule A Item 16 of the Securities Act and Regulation S-B Item 501(a)(9)(iv). We will not object if you also disclose that selling shareholders will sell at prevailing market prices or privately negotiated prices after the shares are quoted on the American Stock Exchange. Please also modify your “Plan of Distribution” disclosure accordingly.

Response: We respectfully note your comment and have revised the disclosures accordingly.

Selling Stockholders, page 56A

58.
Comment: Please tell us whether any of the selling shareholders are broker-dealers or affiliates of a broker-dealer. Any selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, each selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus:

•	The selling shareholder purchased the shares being registered for resale in the ordinary course of business, and

•	At the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

Response: We respectfully note your comment and supplementally inform you that, based on written representations from the selling shareholders, none of the selling shareholders are broker-dealers or affiliates of a broker-dealer.

Recent Sales of Unregistered Securities, page II-2

59.	Comment: Please file as exhibits the agreement pursuant to which you issued 200,000 shares of your common stock to the investment firm described in this section as well as the related warrant.

Response: We respectfully note your comment and hereby supplementally inform you that the Company did not enter into a written agreement in connection with the issuance of the shares for investor relations services.

Perry Hindin
December 20, 2006

Undertakings, page II-5

60.	Comment: Please include the undertakings required by Item 512(g) of Regulation S-B. Refer to Rule 424(b)(3) and Rule 430C(d).

Response: We respectfully note your comment and have included the undertakings required by Item 512(g) of Regulation S-B.

Exhibits

61.
Comment: We note that you have incorporated by reference certain agreements. Please revise to ensure that you have identified the proper reports and that the agreements were filed with the referenced reports. For example, you incorporate Exhibit 2.1(a) by reference from your Form. 8-K filed on August 18, 2006, but the Form 8-K does not include such agreement as an exhibit.

Response: We respectfully note your comment and have revised the exhibit list accordingly. We have also attached additional exhibits to Amendment No. 1, as set forth in the exhibit index.

62.	Comment: Please provide an updated accountants’ consent with any amendment to the filing.

Response: We respectfully note your comment and have provided an updated accountants’ consent.

Please do not hesitate to contact the undersigned or Anh Q. Tran, Esq. at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti, Esq.

Thomas J. Poletti, Esq.

cc:	Gui Hua Lan, China Shenghuo Pharmaceutical Holdings, Inc. Eduardo Aleman, U.S. Securities and Exchange Commission